

Mail Stop 6010

October 15, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. Arthur O. Whipple
Chief Financial Officer
PLX Technology, Inc.
870 W. Maude Avenue
Sunnyvale, CA 94085

> **Re: PLX Technology, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed March 6, 2008**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **Form 10-Q for the Quarter Ended March 31, 2008**
> **File No. 000-25699**

Dear Mr. Whipple:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 9A. Controls and Procedures, page 34

Management's Report on Internal Control over Financial Reporting, page 34

1.   Please revise this report in future filings to include the disclosure required by Item
        308(a)(4) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 36

-Consolidated Statement of Cash Flows, page 43

2.   We note that the effect of exchange rates on cash of approximately $42,000, $33,000, and
        $19,000 for 2007, 2006, and 2005, respectively, approximates the foreign currency
        translations amounts presented within your consolidated statements of stockholders'
        equity. Please confirm that you prepared the statement of cash flows using the exchange
        rates in effect at the time of the cash flows in accordance with paragraph 25 of SFAS 95.
        Revise as necessary in future filings.

Note 1. Organization and Summary of Significant Accounting Policies, page 44

-Revenue Recognition, page 46

3.   We note from page 27 that in fiscal 2007 that you terminated your distributor
        arrangement with Metatech, historically your largest distributor, and transitioned to
        Excelpoint Systems. Please tell us and revise your future filings to describe the
        significant terms of the arrangement with Excelpoint. Discuss if the change had any
        impact upon your revenue recognition policy.

4.   We note from page 60 that you provide a rollforward analysis of your ship and debit
        reserves and that you recognized $2.1 million and $1 million of "additions charged to
        other accounts" during fiscal 2007 and 2006, respectively, as it relates to this reserve.
        Please tell us and revise your future filings to describe the "other accounts." Refer to
        Rule 12-09 of Regulation S-X.

Note 2. Share-based Compensation, page 48

5.   We note that you calculate your expected volatility utilized within the Black-Scholes model by blending the historical volatility with market-based volatility.   Please revise your future filings to include a discussion of the basis for your conclusions regarding the extent to which you used historical volatility and implied volatility in your valuation. Please also summarize your evaluation of the factors in Question 2 and Question 3 of SAB Topic 14.D.1. Refer to Question 5 of SAB Topic 14.D.1.

Note 4. Cash, Cash Equivalents, Short-Term Investments and Long-Term Investments, page 52

6.   We note that a significant amount of your available-for-sale investments are in "government" debt securities. As applicable, please revise future filings to separately present amounts held in debt securities issued by the U.S. Government, state governments and foreign governments. To the extent that your government debt securities are concentrated in one of the above categories, please revise future filings to disclose that fact. Refer to paragraph 19(b)-(d) of SFAS 115.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Condensed Consolidated Statements of Cash Flows, page 5

7.   We note that you present a cash outflow for "repurchase of common stock." Please revise future filings to present this as a financing cash outflow in accordance with paragraph 20(a) of SFAS 95, or otherwise tell us why you believe presentation of this item as an investing cash outflow complies with SFAS 95.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief